P.O. Box 3001 • One Convenience Blvd., Ankeny, Iowa 50021-8045 • 515-965-6100

March 10, 2014

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Casey’s General Stores, Inc.
Form 10-K for the fiscal year ended April 30, 2013
Filed June 27,2013
Form 10-Q for the fiscal quarter ended October 31,2013
Filed December 9, 2013
File No. 001-34700

Dear Ms. Thompson

This letter will acknowledge receipt of your inquiry dated March 6, 2014.

Subsequent to receiving your letter, I have had a conversation with Lisa Sellers, a Staff Accountant in your department regarding an extension to file our response. I would like to thank you for the extension to April 3, 2014. This will allow our Company the time to properly answer your questions.

If you have any further questions, please feel free to contact me.

Sincerely,

/s/ William J. Walljasper

William J. Walljasper

Senior Vice President &

Chief Financial Officer

Casey’s General Stores, Inc.